Ceasing Control of Credit Suisse Cash Reserve Class B

As of June 30, 2008, Gary K Roberts and Linda R Roberts JT
WROS ("Shareholder") owned 46,500.583 shares of the Fund, which represented 36.61% of the Fund. As of December 31, 2008, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.